UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                            -------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___) *

             Meritage Hospitality Group Inc., a Michigan corporation
                                (Name of Issuer)

                          Common Shares, $.01 par value
                         (Title of Class of Securities)

                                   59000K 10 1
                                 (CUSIP Number)

                             Robert E. Schermer, Jr.
                       c/o Meritage Hospitality Group Inc.
                        40 Pearl Street, N.W., Suite 900
                          Grand Rapids, Michigan 49503
                                 (616) 776-2600
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 19, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box
|_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                Page 1 of 5 Pages

----------------------------                       -----------------------------
CUSIP NO.  59000K 10 1           Schedule 13D      Page    2    of    5    Pages
----------------------------                       -----------------------------



-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert E. Schermer, Jr.

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  |_|

         (b)  |X|

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         PF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR 2(e)
         |_|

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Michigan
-------- -----------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                     255,693
                         -------- ----------------------------------------------
   NUMBER OF SHARES         8     SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                      3,650
 REPORTING PERSON WITH   -------- ----------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                      255,693
                         -------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                        3,650

-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         259,343
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
         |_|

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.8%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

Item 1.  Security and Issuer.

         This Schedule 13D relates to the common shares, $.01 par value per share, of Meritage Hospitality Group Inc. ("Meritage"), a Michigan corporation. Meritage's principal executive offices are located at 40 Pearl Street, N.W., Suite 900, Grand Rapids, Michigan 49503.

Item 2.  Identity and Background.

     (a)  Robert E. Schermer, Jr.

     (b) c/o Meritage Hospitality Group Inc., 40 Pearl Street, N.W., Suite 900, Grand Rapids, Michigan 49503.

     (c)  Mr. Schermer is the President and Chief Executive Officer of Meritage.

     (d)  Mr. Schermer,  during the last five years, has not been convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) Mr. Schermer, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Schermer being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     Mr. Schermer had the following transactions in the last 60 days. On August 8, 2000, Mr. Schermer used personal funds to acquire 200 common shares in a market transaction as described in Item 5(c) below. On August 18, 2000, Mr. Schermer used personal funds to acquire 1,300 common shares in a market transaction as described in Item 5(c) below.

Item 4.  Purpose of Transaction.

     Mr. Schermer acquired 168,343 common shares for investment purposes. From time to time, Mr. Schermer may acquire additional common shares, or dispose of such common shares.

     Options for 91,000 common shares which are or will become exercisable within 60 days were acquired pursuant to Meritage's 1996 Management Equity Incentive Plan.

     Other than as set forth above, Mr. Schermer has no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of Meritage, or the disposition of securities of Meritage;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving Meritage or any of its subsidiaries;


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     (c)  a sale or transfer  of a material  amount of assets of Meritage or any of its subsidiaries;

     (d) any change in the present board of directors or management of Meritage, including any plans to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of Meritage;

     (f)  any  other  material  change  in  Meritage's   business  or  corporate
          structure;

     (g) changes in Meritage's articles of incorporation or by-laws or other action which may impede the acquisition of control of Meritage by any person;

     (h) causing a class of securities of Meritage to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of Meritage becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Schermer owns 168,343 common shares of record and holds options for 91,000 common shares pursuant to Meritage's 1996 Management Equity Incentive Plan which are or will become exercisable within 60 days. See also page 2, nos. 11 and 13.

     (b) See page 2, nos. 7, 8, 9 and 10. The 3,650 shares listed under "Shared Voting" and "Dispositive Powers" are owned by Mr. Schermer as custodian for his minor children.

          On August 8, 2000, Mr. Schermer used personal funds to acquire 200 common shares in a market transaction at a price of $2.0625 per share. On August 18, 2000, Mr. Schermer used personal funds to acquire 800 common shares in a market transaction at a price of $2.00 per share, and 500 common shares in a market transaction at a price of $1.875 per share.

          On September 19, 2000, 1,392,858 issued and outstanding common shares were returned to the Issuer's treasury. Mr. Schermer was not involved in this event. However, this event substantially increased Mr. Schermer's percentage of beneficial ownership.

     (c)  None.

     (d)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Materials to be Filed as Exhibits.

         None.



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




                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 19, 2000                /s/ Robert E. Schermer, Jr.
                                       -----------------------------------------
                                              Robert E. Schermer, Jr.